TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 25, 2016

Manulife Financial Corporation completes Preferred Share offering

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 16 million Non-cumulative Rate Reset Class 1 Shares Series 21 (the “Series 21 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $400 million.

The offering was underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. The Series 21 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.O.

Manulife has granted the underwriters’ an option, exercisable in whole or in part, to purchase up to an additional 1 million Series 21 Preferred shares at the same offering price. The underwriters have 30 days from the closing of the preferred share offering to exercise the option.

The Series 21 Preferred Shares were issued under a prospectus supplement dated February 18, 2016 to Manulife’s short form base shelf prospectus dated December 17, 2015.

The Series 21 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com